SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           DEAN WITTER, DISCOVER & CO.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   0008834351
                                 (CUSIP Number)

                             Jonathan M. Clark, Esq.
                            Morgan Stanley Group Inc.
                                  1585 Broadway
                               New York, NY 10036
                            Telephone: (212) 761-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 1997
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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CUSIP No. 0008834351

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                 Morgan Stanley Group Inc.
                 I.R.S. Identification No. 13-2838811
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)
|_|      (a)
            --------------------------------------------------------------------
|_|      (b)
            --------------------------------------------------------------------

(3)     SEC Use Only
                     -----------------------------------------------------------

(4)     Sources of Funds (See Instructions) WC, BK, OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
                          ------------------------------------------------------

(6)     Citizenship or Place of Organization  Delaware
                                            ------------------------------------

Number of        (7)       Sole Voting Power   63,922,570 1, 2
Shares                     -----------------------------------------------------
Beneficially     (8)       Shared Voting Power   None
Owned by                   -----------------------------------------------------
Each             (9)       Sole Dispositive Power   63,922,570 1, 2
Reporting                  -----------------------------------------------------
Person           (10)      Shared Dispositive Power   None
With                       -----------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        63,922,570 1, 2
        ------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
                              --------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
                    16.6% 3
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)           CO, HC
                                                   -----------------------------


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                                        3

                 1 The shares of common stock of Dean Witter, Discover & Co. (the "Issuer") covered by this report are purchasable by Morgan Stanley Group Inc. ("Morgan Stanley") upon exercise of an option (the "Option") granted to Morgan Stanley pursuant to the Stock Option Agreement dated as of February 4, 1997 between Issuer and Morgan Stanley (the "Stock Option Agreement") and described in Item 4 of this report. Prior to the exercise of the Option, Morgan Stanley is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Morgan Stanley under the Option, which is initially set to equal 63,922,570 shares, will be adjusted if necessary so that the number of shares purchasable by Morgan Stanley upon exercise of the Option is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Morgan Stanley expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Morgan Stanley upon exercise of the Option.

                      The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of January 31, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger dated as of February 4, 1997 between the Issuer and Morgan Stanley.

                  2 Does not include 1,385,706 shares of common stock of the Issuer held by Morgan Stanley Asset Management Inc. ("MSAM"), a wholly-owned subsidiary of Morgan Stanley, and its affiliates in discretionary accounts for clients or their own proprietary accounts. MSAM's investment and/or voting discretion with respect to shares held in such accounts is disclosed in the Form 13F filed by Morgan Stanley and MSAM for the quarter ended December 31, 1996.

                  3 Adjusted to reflect the issuance by the Issuer of 63,922,570 shares of common stock of the Issuer upon exercise of the Option as described herein.



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                                        4

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of Dean Witter, Discover & Co., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two World Trade Center, New York, New York 10048.

Item 2.  Identity and Background

         This Schedule 13D is filed by Morgan Stanley Group Inc. ("Morgan Stanley"), a Delaware corporation. Morgan Stanley is a holding company that, through its subsidiaries, provides a wide range of financial services on a global basis. Its businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; asset management; merchant banking and other principal investment activities; brokerage and research services; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories, rates and indices; and global custody, securities clearance services and securities lending. These services are provided to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individual investors. Morgan Stanley's principal offices are located at 1585 Broadway, New York, New York 10036.

         During the last five years, to the best of Morgan Stanley's knowledge, neither Morgan Stanley nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         All but one of the executive officers and directors of Morgan Stanley are citizens of the United States. One executive officer and director of Morgan Stanley is a citizen of the United Kingdom. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of Morgan Stanley is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

         This Statement relates to an option granted to Morgan Stanley by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Morgan Stanley to purchase up to 63,922,570 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of February 4, 1997 between Morgan Stanley and the Issuer (the "Stock Option Agreement") and as described in Item 4 below for a purchase price of $38.125 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of Shares purchasable by Morgan Stanley upon exercise of the Option is equal to 19.9% of the


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                                        5

total outstanding Shares of common stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.1 to the current report on Form 8-K of Morgan Stanley dated February 4, 1997 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

         The Option was granted by the Issuer as an inducement to Morgan Stanley to enter into the Agreement and Plan of Merger dated as of February 4, 1997 between Morgan Stanley and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Morgan Stanley and the Issuer and various regulatory agencies), Morgan Stanley will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of common stock of Morgan Stanley, par value $1.00 per share, generally other than those shares owned by Morgan Stanley or the Issuer, will be converted into the right to receive 1.65 Shares. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by Morgan Stanley to the Issuer for the Option.

         If Morgan Stanley elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

         As stated above, the Option was granted to Morgan Stanley in connection with the execution of the Merger Agreement. As an inducement to the Issuer to enter into the Merger Agreement, Morgan Stanley granted to the Issuer a reciprocal option to purchase up to 31,506,582 shares of Morgan Stanley common stock, par value $1.00 per share (the "Morgan Stanley Common Stock"), under the circumstances specified in the Stock Option Agreement dated as of February 4, 1997 between Morgan Stanley, as issuer, and the Issuer, as grantee, for a purchase price of $62.906 per share (the "Morgan Stanley Stock Option Agreement").

         The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

         If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of 14 members, seven of whom shall be designated by each of Morgan Stanley and the Issuer, with the current President of Morgan Stanley and the current Chairman of Morgan Stanley being designees of Morgan Stanley and the current Chairman and Chief Executive Officer of the Issuer being a designee of the Issuer. The current Chairman and Chief Executive Officer of


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                                        6

the Issuer will be Chairman and Chief Executive Officer, and the current President of Morgan Stanley will be President and Chief Operating Officer, of the Surviving Corporation.

         Morgan Stanley has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by Morgan Stanley of any Option Shares purchased under the Option.

         The descriptions herein of the Stock Option Agreement, the Morgan Stanley Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 10.1, 10.2 and 2.1, respectively, to the Form 8-K, and which are specifically incorporated herein by reference in their entirety.

         Other than as described above, Morgan Stanley has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Morgan Stanley reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

         As a result of the issuance of the Option, Morgan Stanley may be deemed to be the beneficial owner of 63,922,570 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on January 31, 1997, as set forth in the Merger Agreement). Morgan Stanley will have sole voting and dispositive power with respect to such Shares.

         The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Morgan Stanley as to the beneficial ownership of any Shares, and, prior to exercise of the Option, Morgan Stanley disclaims beneficial ownership of all Option Shares.

         Except as described herein, neither Morgan Stanley nor, to the best of Morgan Stanley's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         From time to time, Morgan Stanley and/or its subsidiaries have, in the usual course of business, performed investment banking services for the Issuer and/or its subsidiaries, including acting as underwriter of the securities of, and acting as a financial adviser to, the Issuer and/or its subsidiaries.

         Except for the Merger Agreement and the Stock Option Agreement, and except as described in the preceding paragraph, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                        7



Item 7.  Materials to be Filed as Exhibits

         Exhibit      Description
         -------      -----------

             1 Stock Option Agreement dated as of February 4, 1997 between Dean Witter, Discover & Co., as Issuer, and Morgan Stanley Group Inc., as Grantee (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Morgan Stanley Group Inc. dated February 4, 1997 (the "Form 8-K")).

             2 Agreement and Plan of Merger dated as of February 4, 1997 between Dean Witter, Discover & Co. and Morgan Stanley Group Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K).

             3 Stock Option Agreement dated as of February 4, 1997 between Morgan Stanley Group Inc., as Issuer, and Dean Witter, Discover & Co., as Grantee (incorporated by reference from Exhibit 10.2 to the Form 8-K).

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

February 14, 1997                            MORGAN STANLEY GROUP INC.



                                             By:     /s/ Patricia A. Kurtz
                                                  ----------------------------
                                                  Name:  Patricia A. Kurtz
                                                  Title: Assistant Secretary


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                                   Schedule A


                  The name and principal occupation of each executive officer and director of Morgan Stanley are set forth below. Unless otherwise noted, each of these persons is a United States citizen. Unless otherwise noted, the business address of each person set forth below is Morgan Stanley Group Inc., 1585 Broadway, New York, New York 10036.


Name                           Principal Occupation
----                           --------------------

Richard B. Fisher              Chairman of the Board of Directors, Managing
                               Director and director of Morgan Stanley

John J. Mack                   President, Managing Director and director of
                               Morgan Stanley

Barton M. Biggs                Managing Director and director of Morgan
                               Stanley

Peter F. Karches               Managing Director and director of Morgan
                               Stanley

Sir David A. Walker*           Managing Director and director of Morgan
                               Stanley and director and Executive Chairman of Morgan Stanley Group (Europe) Plc

Robert P. Bauman               Non-executive chairman of British Aerospace
                               PLC; Director of Morgan Stanley

Daniel B. Burke**              Retired; Director of Morgan Stanley

S. Parker Gilbert              Retired; Director of Morgan Stanley

Allen E. Murray***             Retired; Director of Morgan Stanley

Paul J. Rizzo                  Retired; Director of Morgan Stanley

Jonathan M. Clark              General Counsel and Secretary of Morgan
                               Stanley.

Philip N. Duff                 Chief Financial Officer and Managing Director
                               of Morgan Stanley

Eileen K. Murray               Treasurer and Chief Accounting Officer of
                               Morgan Stanley



*        Sir David A. Walker is a citizen of the United Kingdom.
** Mr. Burke's business address is Capital Cities/ABC, Inc., 77 West 66th Street, New York, New York.
*** Mr. Murray's business address is Mobil Corporation, 15 East 42nd Street, 24th Floor, New York, New York.